# SEC Schedule 13D/A (Amendment No. 32) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sinclair, Inc., CIK 0001971213
CUSIP: 829242106
Title of class of securities: Class A Common Stock, $.01 Par Value
Address of issuer's principal executive offices: 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030
Date of event which requires filing of this statement: 05/06/2026
Amends the filing with accession number 0001016817-96-000002
Filed by CIK 0001016817
Persons authorized to receive notices and communications: J. Duncan Smith, c/o Sinclair, Inc., 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030, 410-568-1500; copies to: Jeffrey B. Grill, Pillsbury Winthrop Shaw Pittman LLP, 1200 Seventeenth Street NW, Washington, District Of Columbia (DC), 20036-3006, 202-663-9201

## Reporting persons
- DAVID D. SMITH (CIK 0001016817): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 27,011,712; sole dispositive power 10,653,001; shared dispositive power 0; aggregate amount beneficially owned 27,011,712 (38% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 48,410,345 shares of Class A Common Stock and 23,755,236 shares of Class B Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- FREDERICK G. SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 27,011,712; sole dispositive power 3,506,114; shared dispositive power 0; aggregate amount beneficially owned 27,011,712 (38% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 48,410,345 shares of Class A Common Stock and 23,755,236 shares of Class B Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- J. DUNCAN SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 27,011,712; sole dispositive power 6,569,749; shared dispositive power 0; aggregate amount beneficially owned 27,011,712 (38% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 48,410,345 shares of Class A Common Stock and 23,755,236 shares of Class B Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.
- ROBERT E. SMITH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 27,011,712; sole dispositive power 6,282,848; shared dispositive power 0; aggregate amount beneficially owned 27,011,712 (38% of the class); the aggregate amount excludes certain shares
  Comment: Percentage calculated as the percentage of Class A Common Stock the reporting person as a group would have if they all converted their shares of Class B Common Stock into Class A Common Stock, based on 48,410,345 shares of Class A Common Stock and 23,755,236 shares of Class B Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $.01 Par Value
Name of issuer: Sinclair, Inc.
Address of issuer's principal executive offices: 10706 Beaver Dam Road, Hunt Valley, Maryland (MD), 21030

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 32 ("Amendment No. 32") amends the Schedule 13D initially filed on July 24, 1996 (together, with all amendments thereto, the "Schedule 13D") and is filed to report changes in the beneficial ownership of shares by David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith, each of whom is a member of the Group, as defined in the Schedule 13D.

Item 4 of this Schedule 13D is amended by adding the following:

The Group is filing this Amendment No. 32 to report a decrease in the percentage of shares beneficially owned by the Group due to an increase in the outstanding shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

The paragraphs below set forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock owned individually by each member of the Group as of May 6, 2026. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time and therefore, each share of Class B Common Stock represents beneficial ownership of one share of Class A Common Stock. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. By virtue of the Stockholders' Agreement dated June 1, 2023, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith (the "Stockholders' Agreement"), each member of the Group is required to vote all of his Class A Common Stock and Class B Common Stock in favor of the other members of the Group to cause their election as directors. Each member may be deemed to beneficially own the shares of Common Stock individually owned by the other members. Nevertheless, each member of the group disclaims beneficial ownership of the shares owned by the other members of the group.

The percentage of shares and total voting power of Class A Common Stock and Class B Common Stock is based on 48,410,345 shares of Class A Common Stock and 23,755,236 shares of Class B Common Stock outstanding as of May 4, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026. In addition, shares issuable pursuant to currently exercisable SARs based on the closing value of a share of Class A Common Stock on May 6, 2026 of $14.83 are deemed to be issued and outstanding and have been treated as outstanding in calculating and determining the beneficial ownership and percentage ownership of those persons possessing those securities, but not for any other individuals.

David D. Smith beneficially owns 6,911,072 shares (29.1%) of Class B Common Stock and 10,653,001 shares (19.2%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 6,911,072 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 4,000,000 shares of Class B Common Stock held in several irrevocable trusts established by David D. Smith for the benefit of family members, (2) 338,400 shares of Class A Common Stock held in irrevocable trusts established by David D. Smith, (3) 803,178 shares of Class A Common Stock held in trust for the David D. Smith Family Foundation, (4) 162,553 shares of Class A Common Stock in a limited liability company controlled by David D. Smith, (5) 1,823,783 shares of Class A Common Stock, (7) 20,382 shares of Class A Common Stock held in the 401(k) Plan, (8) 526,573 shares of restricted Class A Common Stock, and (9) and 67,060 shares of Class A Common Stock issuable upon exercise of SARs.

Frederick G. Smith beneficially owns 3,000,000 shares (12.6%) of Class B Common Stock and 3,506,114 shares (6.8%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 3,000,000 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, (2) 300,000 shares of Class A Common Stock held in irrevocable trusts established by Frederick Smith for the benefit of family members, (3) 189,000 shares of Class A Common Stock, and (4) 17,114 shares of Class A Common Stock held in the 401(k) Plan.

J. Duncan Smith beneficially owns 6,525,140 shares (27.5%) of Class B Common Stock and 6,569,749 shares (12.0%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 6,525,140 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 1,232,054 shares of Class B Common Stock held in irrevocable trusts established by J. Duncan Smith for the benefit of family members, (2) 22,580 shares of Class A Common Stock held in custodial accounts established by J. Duncan Smith for the benefit of family members, of which he is the custodian, (3) 185 shares of Class A Common Stock, and (4) 21,844 shares of Class A Common Stock held in the 401(k) Plan.

Robert E. Smith beneficially owns 6,180,104 shares (26.0%) of Class B Common Stock and 6,282,848 shares (11.5%, if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not) of Class A Common Stock. Class A Common Stock includes (1) 6,180,104 shares of Class B Common Stock beneficially owned, each of which is convertible into one share of Class A Common Stock, including 121,750 shares of Class B Common Stock held in a trust established by Robert E. Smith for the benefit of family members, (2) 97,713 shares of Class A Common Stock, (3) 4,000 shares of Class A Common Stock in a jointly held account with immediate family members, and (4) 1,031 shares of Class A Common Stock held in the 401(k) Plan.

The Reporting Persons as a Group (4 persons) beneficially own 22,616,316 shares (95.2%) of Class B Common Stock and 27,011,712 shares (38.0%, if they all converted their shares of Class B Common Stock to Class A Common Stock) of Class A Common Stock.

Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to going private and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. The voting power David D. Smith, Frederick G. Smith, J. Duncan Smith, Robert E. Smith, and the Reporting Persons as a Group would have on the matters on which shares of Class B Common Stock have ten votes per share is 25.5%, 10.7%, 22.8%, 21.6%, and 80.6%, respectively.

The voting power David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith would have on matters on which the shares of Class B Common Stock have ten votes per share if he converted his shares of Class B Common Stock to Class A Common Stock and the other reporting persons did not is 4.8%, 1.4%, 2.9%, and 2.7%, respectively. The voting power the reporting persons as a group would have if they all converted their shares of Class B Common Stock into shares of Class A Common Stock is 32.7%.
Number of shares as to which each person has sole or shared power to vote or dispose: David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith all have Sole Voting Power with respect to 0 shares, Shared Voting Power with respect to 27,011,712 shares, and Shared Dispositive Power with respect to 0 shares. David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith have Sole Dispositive Power with respect to 10,653,001, 3,506,114, 6,569,749, and 6,282,848 shares, respectively.
Transactions in the class effected during the past sixty days:
The following sets forth information regarding transactions in shares by each member of the Group in the past 60 days, although none of these transactions resulted in a change in beneficial ownership.

David D. Smith acquired 230,880 shares on February 26, 2026 in a grant of restricted Class A Common Stock.
David D. Smith disposed of 102,536 shares at $13.86 per share on February 26, 2026 in a payment of tax liability upon vesting of restricted Class A Common Stock using a portion of Class A Common Stock.
David D. Smith acquired 4,000,000 shares of Class B Common Stock on March 27, 2026, in exchange for assets of equal value, as a substitution for shares previously held in trusts.
David D. Smith transferred 4,000,000 shares of Class B Common Stock on March 30, 2026 as a gift to certain trusts.
J. Duncan Smith acquired 629,700 shares of Class B Common Stock on March 5, 2026, in exchange for assets of equal value, as a substitution for shares previously held in trusts.
J. Duncan Smith transferred 629,700 shares of Class B Common Stock on March 6, 2026 as a gift to certain trusts.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
(1) Joint Filing Agreement.

(2) Stockholders' Agreement dated June 1, 2023 by and among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith (Incorporated by reference from the Issuer's Current Report on Form 8-K filed on June 1, 2023).

## Signatures
- DAVID D. SMITH: DAVID D. SMITH, DAVID D. SMITH (05/08/2026)
- FREDERICK G. SMITH: FREDERICK G. SMITH, FREDERICK G. SMITH (05/08/2026)
- J. DUNCAN SMITH: J. DUNCAN SMITH, J. DUNCAN SMITH (05/08/2026)
- ROBERT E. SMITH: ROBERT E. SMITH, ROBERT E. SMITH (05/08/2026)